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                            [PAGEMART LETTERHEAD]


                                June 24, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                RE: PageMart Wireless, Inc. Registration Statement on Form S-3, File No. 333-18313

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities and Exchange Commission (the Commission), PageMart Wireless, Inc. (the Company) hereby request the withdrawal of its Registration Statement on Form S-3, File No. 333-18313, originally filed with the Commission on December 19, 1996.

        If you have any questions or require any additional information with respect to this matter, please contact the undersigned at (214) 706-3789.

                                    Very truly yours,


                                    /s/ TODD A. BERGWALL

                                    Todd A. Bergwall
                                    Corporate Counsel and Secretary

TAB:sp

cc:  Norwood Beveridge